COMPANY:             FIRSTCOM CORPORATION
TICKER:              FCLX
EXCHANGE:            NASDAQ SMALL CAP MARKET

FORM TYPE:           425

DOCUMENT DATE:       JULY 13, 2000
FILING DATE:         JULY 13, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:     FirstCom Corporation
Commission File No.: 001-14107

For Further Information:

Lydia R. Rodriguez         Adriana Vaccaro                 Dan Lawler
AT&T Latin America         Keytech LD                      AT&T Corp.
305-774-2368 (office)      5411-4313-8181 (office)         908-221-2219 (office)
305-613-6767 (cell)        5411-4498-4673 (cell)           888-602-5418 (pgr)
lrrodriguez@att.com        adriana.vaccaro@ktld.net        dplawler@att.com
-------------------        ------------------------        ----------------

                    AT&T LATIN AMERICA TO INVEST $500 MILLION
                            IN DEVELOPING KEYTECH LD
                        ITS RECENTLY ACQUIRED SUBSIDIARY

         MIAMI - July 13, 2000 -- Today AT&T Latin America, the AT&T subsidiary, and FirstCom Corporation, which plan to merge, announced that AT&T Latin America plans to invest $500 million in developing its recently acquired subsidiary, Keytech LD. The business plans also call for the creation of approximately 2,000 new jobs in Argentina.

         AT&T Latin America recently acquired Keytech LD, a start-up communications company in Argentina. AT&T Latin America expects to invest $150 million by mid-2001 and an additional $350 million through the year 2004 to develop Keytech LD's broadband fiber infrastructure, IP technology position, and fixed wireless platform with network build-outs in the key business centers throughout Argentina. The facilities-based operator expects to deploy a network of 2,500 kilometers utilizing advanced fiber optic technology with an ATM/IP multi-service platform.

         "Through the acquisition of Keytech LD, our additional investments, and the excellent progress made by the Argentine government in setting regulatory standards, AT&T Latin America plans to expand Argentina's communications infrastructure, bring more competition and more jobs to the country," said Patricio E. Northland, chairman and CEO of FirstCom and chairman and CEO of AT&T Latin America, once the merger with FirstCom is completed.

         "Argentina is key to our regional business strategy and we are now one step closer to creating a communications company that provides business customers throughout Latin America with next generation technology and true end-to-end capabilities for their business needs."

         AT&T Latin America's strategy to become a leading provider of broadband communications services to business customers, coupled with Argentina's opening telecom market and growing demand for advanced services calls for a significant presence throughout the country.

         "Argentina's modernization and the regulatory environment changes in Argentina make this an opportune time for this investment and it will bring additional competitive carriers to the country," said John Haigh, president of AT&T's International Ventures Organization. "The acquisition of Keytech LD gives us entry into the Argentine market and a cornerstone in a key region for international business and growth."

         AT&T Latin America plans for Keytech LD to offer integrated services to business customers, including videoconferencing, domestic data transmission, E-commerce services, Internet and value added services over its own facilities. Keytech LD has nationwide licenses to provide domestic and international long distance, data transmission and private networks from November 2000 onwards. It also has the right to utilize 1910-1930 MHZ spectrum for fixed wireless in nine of Argentina's largest cities.

         The network build-out calls for deploying fiber for broadband transport in downtown Buenos Aires and its metropolitan area, and priority cities such as Mendoza, Cordoba and Rosario, during the next two years. Other locations in the interior will follow, eventually interconnecting more than 40 cities. The coverage will be complemented with 10,000 square kilometers of fixed wireless technology.

         In November 1999, AT&T Corp. announced plans to form AT&T Latin America, a company that will merge the operations of Netstream, the Brazilian competitive local exchange carrier it acquired, and FirstCom, a publicly traded company with operations in Chile, Colombia and Peru.

         AT&T Latin America will provide technologically advanced first mile data and voice connectivity, while providing the knowledge and experience to partner with business customers to make a lasting difference. It will establish a full range of quality business services, one-stop shopping and customer service in countries where it operates.

About AT&T Corp.

         AT&T Corp (www.att.com) is among the world's premier voice, video and data communications companies, serving more than 80 million customers, including consumers, businesses and government. With annual revenues of more than $62 billion and 147,000 employees, AT&T provides services to customers worldwide. Backed by the research and development capabilities of AT&T Labs the company runs the world's largest, most sophisticated communications network and has one of the largest digital wireless networks in North America.

About FirstCom Corporation

         FirstCom Corporation operates as a publicly traded (NASDAQ: FCLX) competitive local exchange carrier in four major metropolitan business centers in Chile, Colombia and Peru. With annual revenues in 1999 of $38MM and approximately 650 employees at year-end, FirstCom owns and operates a technologically advanced, fiber optic IP/ATM backbone-network and provides a wide range of integrated communications services.

            Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause AT&T Latin America and FirstCom's actual results or outcomes to be materially different from those anticipated and discussed in this press release. Except for historical information contained in this press release, the matters discussed contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in the preliminary proxy statement described below, which readers are urged to read carefully in assessing the forward-looking statements contained herein.

         In addition to FirstCom's filing of a preliminary proxy statement with the United States Securities and Exchange Commission (the "SEC"), in connection with the FirstCom/AT&T Latin America merger FirstCom will file a definitive proxy statement and there will be an effective AT&T Latin America registration statement on Form S-4. We urge investors and security holders to read the definitive proxy statement and effective registration statement when they are available before they make a decision concerning the merger. Security holders may obtain a free copy of those documents (when available) and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134, Attention: General Counsel, Thomas C. Canfield (305) 459-6300.

            The members of the board of directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the Preliminary Proxy statement filed with the SEC.